Exhibit 4.1(d)

WAIVER AND CONSENT

THIS WAIVER AND CONSENT is entered into this 28th day of February, 2008, by and among Wolverine Asset Management LLC (“WAM”), on its own behalf and on behalf of its affiliates. Wolverine Convertible Arbitrage Fund Trading Ltd. and GPC LX LLC (collectively, “Wolverine”) and Star Energy Corporation (“Star”).

WHEREAS, Wolverine has entered into that certain Securities Purchase Agreement dated as of February 9, 2007 (the “Purchase Agreement”), by and among Star Energy Corporation (“Star”) and certain purchasers referenced therein (each, a “Purchaser”, collectively, the “Purchasers”), such Purchasers being WAM and Enable Capital Management (each of Star, Wolverine and Enable Capital Management may hereafter be referred to as a “Party”, collectively, the “Parties”);

WHEREAS, pursuant to the Purchase Agreement, the Parties entered into certain related documents, instruments, agreements and notes dated as of February 9, 2007, among them a Registration Rights Agreement, a Security Agreement, a Subsidiary Guarantee, and an 8% Secured Convertible Debenture (the “Debenture”) issued by Star to each of Wolverine and Enable (collectively, the “Convertible Debt Documents”);

WHEREAS, pursuant to Section 2(a) of the Debenture, April 1, 2008, constitutes an Interest Payment Date, whereupon quarterly interest is payable on indebtedness due under the Debenture;

WHEREAS, Star has requested that Wolverine agree to the deferral of interest that would otherwise be due on April 1, 2008, until April 1, 2009;

WHEREAS, Wolverine is willing to agree to a deferral of the aforementioned interest payment on the terms and conditions set forth herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged,

1. Wolverine consents to the following:

(a) the deferral of the interest payment due on April 1, 2008, until April 1, 2009; and

(b) the waiver by Wolverine of any Late Fees that would otherwise be due under Section 2(d) of the Debenture as a result of the non-payment of interest on April 1, 2008.

2. In consideration of the waiver and consent of Wolverine referenced in Section 1 above, on April 1, 2009. Star will pay Wolverine a premium of Eight Thousand Dollars ($8,000) on such date.

3. Except as to matters set forth herein, the terms and conditions of all of the Convertible Debt Documents remain in full force and effect.

4. This Waiver and Consent is governed by the laws of the State of New York, notwithstanding its conflict of laws rules or any other principles that would trigger the application of any other law.

IN WITNESS WHEREOF, each of Wolverine and Star has caused this Waiver and Consent to be duly executed on the day and year first written above.

WOLVERINE ASSET MANAGEMENT LLC

on its own behalf and as Managing Member and Investment Manager of Wolverine Convertible Arbitrage Fund Trading Ltd. and GPC LX LLC

By:
Name:	Andrew Sujdak
Title:	Managing Director

STAR ENERGY CORPORATION

By:
Name:	Michael Kravchenko
Title:	Chief Financial Officer